

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

March 20, 2015

<u>Via Email</u>
Richard Grossman, Esq.
Skadden, Arps, Meager & Flom LLP
Four Times Square New York
10036-6522

> **Re: Stewart Information Services Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 9, 2015**
> **File No.001-02658**

Dear Mr. Grossman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. The filing was incorrectly tagged as PRE14A. Preliminary proxy statements related to a contested solicitation should be tagged PREC14A. Please file your next preliminary proxy statement submission using the EDGAR header tag PRER14A to reflect the contested nature of the election. When you submit your definitive proxy statement, please ensure that you use the EDGAR header tag DEFC14A.

2. Please include information as of the most reasonable practicable date and fill in all blanks.

Costs of Solicitation, page 4

3. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

4. Please inform us of whether you also plan to solicit proxies via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for any such online communications.

Common Stockholders' Nominees, page 10

5. It appears that you are reserving the right to vote for unidentified substitute nominees should any of the identified nominees become unavailable before the meeting. Please confirm that should you nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

6. Consistent with Exchange Act Rule 14a-4(d), please clarify whether each of the company's nominees has consented to be named and to serve if elected.

7. We note disclosure stating that brokers will have discretionary authority to vote shareholders' shares on the proposal regarding the ratification of the independent registered auditors. It is our understanding that given the contested-nature of the election, current NYSE rules do not permit broker discretionary authority to vote on any proposals to be voted on at the meeting, whether routine or not. Please revise or advise.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

·   the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions